EXHIBIT 99.8

Press Release

Total Discontinues the Acquisition of Occidental Petroleum’s Assets in Ghana

Paris, May 18, 2020 – In August 2019, Total and Occidental Petroleum entered into a Purchase and Sale Agreement (PSA) in order for Total to acquire Anadarko’s assets in Africa. Under this agreement, Total and Occidental have since completed the sale and purchase of the Mozambique and South Africa assets.

The PSA provided that the sale of the Ghana assets was conditional upon the completion of the Algeria assets’ sale. Occidental has informed Total that, as part of an understanding with the Algerian authorities on the transfer of Anadarko’s interests to Occidental, Occidental would not be in a position to sell its interests in Algeria.

Given the extraordinary market environment and the lack of visibility that the Group faces, and in light of the non-operated nature of the interests of Anadarko in Ghana, Total has decided not to pursue the completion of the purchase of the Ghana assets and, as a consequence, to preserve the Group’s financial flexibility.

“This decision not to pursue the completion of the purchase of the Ghana assets consolidates the Group’s efforts in the control of its net investments this year and provides financial flexibility to face the uncertainties and opportunities linked to the current environment,” said Patrick Pouyanné, Total Chairman and CEO.

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About Total

Total is a broad-energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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